UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

North Haven Strategic Credit Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1585 Broadway

New York, NY 10036

Telephone Number (including area code):

212-761-4000

Name and address of agent for service:

Victoria Eckstein

Morgan Stanley Investment Management Inc.

1585 Broadway

New York, NY 10036

COPIES TO:

Allison Fumai, Esq.

William Bielefeld, Esq.

Matthew Barsamian, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES ☒   NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York, in the State of New York on the 3rd day of April, 2026.

North Haven Strategic Credit Fund

By:	/s/ Victoria Eckstein
Victoria Eckstein
Initial Trustee